UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number 001-15565

SEMCO Energy, Inc.
401(k) Plan
(Full title of the plan)

SEMCO Energy, Inc.
(Name of issuer of securities held pursuant to the plan)

1411 Third Street, Suite A, Port Huron, Michigan 48060
(Address of principal executive office)

SEMCO ENERGY, INC.

401(k) PLAN

INDEX TO FINANCIAL STATEMENTS

Page(s)

Report of Independent Registered Public Accounting Firm - Year Ended December 31, 2006	1

Report of Independent Registered Public Accounting Firm - Year Ended December 31, 2005	2

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	4
Notes to Financial Statements	5-13

Supplemental Schedule
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	14
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006	15

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

[BDO Seidman LOGO]	BDO Seidman, LLP Accountants and Consultants	755 West Big Beaver, Suite 1900 Troy, Michigan 48084-4906 Telephone: (248) 362-2100 Fax: (248) 362-4459

Report of Independent Registered Public Accounting Firm

Plan Administrator
SEMCO Energy, Inc. 401(k) Plan
Port Huron, Michigan

We have audited the accompanying statements of net assets available for benefits of SEMCO Energy, Inc. 401(k) Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SEMCO Energy, Inc. 401(k) Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2006, and delinquent participant contributions for the year ended December 31, 2006 are presented for the purpose of additional analyses and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Troy, Michigan
June 27, 2007

[PRICEWATERHOUSECOOPERS LOGO]
PricewaterhouseCoopers LLP PricewaterhouseCoopers Plaza 1900 St. Antoine Street Detroit MI 48226-2263 Telephone (313) 394 6000 Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
SEMCO Energy, Inc. 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the SEMCO Energy, Inc. 401(k) Plan (the “Plan”) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
May 26, 2006, except for Note 2 to the 2006 financial statements, "Adoption of New Accounting Standard," as to which the date is June 27, 2007, relating to the 2005 financial statement.

SEMCO ENERGY, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:

Investments, at fair value
Common/collective trusts	$18,599,639	$19,495,676
Mutual funds	43,735,065	36,840,737
SEMCO Energy, Inc. common stock	7,672,987	6,866,791
Other investments - Tradelink accounts	5,322,679	4,846,376
Employee loans	1,684,182	1,591,486
	77,014,552	69,641,066

Cash and cash equivalents	5,738	0

Contributions receivable
Employer	168	0
Employee	521	0
	689	0

NET ASSETS AT FAIR VALUE	77,020,979	69,641,066

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	159,450	164,052

NET ASSETS AVAILABLE FOR BENEFITS	$77,180,429	$69,805,118

The accompanying notes are an integral part of these statements.

SEMCO ENERGY, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

INVESTMENT INCOME
Interest and dividend income	$3,016,608
Net appreciation in fair value of investments	4,453,702
7,470,310

CONTRIBUTIONS
Participants	2,986,005
Employer - cash	629,927
Employer - non-cash - SEMCO Energy, Inc. common stock	891,299
4,507,231

DEDUCTIONS
Distributions paid to participants	(4,594,740)
Participant fees	(7,490)
(4,602,230)

Net Increase	7,375,311

NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	69,805,118

NET ASSETS AVAILABLE FOR BENEFITS, End of year	$77,180,429

The accompanying notes are an integral part of these statements.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	PLAN DESCRIPTION

General

The following brief description of the SEMCO Energy, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement, or direct inquiries to the Plan administrator, for more complete information.

The Plan is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  SEMCO Energy, Inc. (the Company) currently acts as the Plan’s administrator.  The Board of Directors of the Company has appointed the SEMCO Energy, Inc. Pension and Investment Committee to be responsible for the administration of the Plan.

Effective July 1, 2002, T. Rowe Price was designated as the Trustee for all assets held by the Plan.

Through October 1998, SEMCO Energy, Inc. maintained an Employee Stock Ownership Plan and Trust (ESOT) that was invested 100% in SEMCO Energy, Inc. common stock.  Effective October 1998, the ESOT was merged into the Plan.  The ESOT plan was designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended, and was subject to the applicable provisions of ERISA.  The amount of annual contributions was at the discretion of the Company.  Contributions were allocated to participants based on the relation of each participant’s total eligible compensation to the total of all participants’ eligible compensation.  The amount in a participant’s ESOT account vested when the participant had accrued five qualifying years of service.  Non-vested amounts attributable to Employer contributions to the ESOT prior to March 1, 1998, were forfeited when the participant incurred a break in service of five consecutive plan years.   Through December 31, 2006, ESOT shares held in the participant accounts could not be diversified until a participant attained the age of 55, at which time a participant could elect under plan provisions to diversify 100% of their investment in ESOT shares.  In late 2006, the Plan was amended so that effective January 1, 2007, participants are allowed to diversify 100% of their ESOT shares regardless of age.  Amounts invested in ESOT shares were $2,524,749 and $2,421,551 at December 31, 2006 and December 31, 2005, respectively.  As of December 31, 2005, all amounts in ESOT accounts derived from Employer contributions to the ESOT Plan prior to March 1, 1998, were 100% vested.  Participants are 100% vested in all other non-ESOT shares of SEMCO Energy, Inc. common stock held in their accounts.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)
Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  Each participant has the right to direct the Trustee as to the manner in which all Employer Stock held in the participant’s accounts is voted.  The Trustee totals the fractional shares of all participants who have directed the vote in the same manner and casts the largest number of whole votes possible from the total of the fraction.  Any remaining fraction is disregarded.  Shares of Employer Stock not voted directly by the participants shall be voted by the Trustee, as directed by the administrative committee.

Participation

All non-student employees of the Company are eligible to participate immediately and as soon as practicable following the later of the date of employment or the date of attainment of age 18.  Employees hired for a limited period (students) are not eligible to participate.

Contributions

Participants may defer, through contributions to the Plan in whole percentages, up to 80% of eligible compensation.  Participants may also make after-tax contributions.  Participants may specify the percentage (in multiples of 1%) of their contribution that is to be invested in each Investment Fund.  Each participant’s annual contribution is subject to certain limitations.  In addition, participants may contribute the eligible portion of a distribution received from another qualified plan (rollover deposits).

Employer matching contributions are 100% of the portion of the first 3% of eligible participant compensation and 50% of the portion of the next 2% of compensation for which pre-tax elective deferrals are effected.  Through December 31, 2004, ENSTAR Natural Gas Division union employees received employer matching contributions at 100% of the portion of the first 4% of pre-tax or after-tax contributions.  Under new contract provisions, the employer matching contributions for the ENSTAR Natural Gas Division union employees will increase in 0.5% increments as follows:  effective January 1, 2005 to 100% of the portion of the first 4.5% of pre-tax or after-tax contributions and effective January 1, 2006 to 100% of the portion of the first 5.0% of pre-tax or after-tax contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation (where applicable) of Employer contributions and net Plan earnings.  The allocation of the Employer contribution is based on the participant’s contributions.  All other allocations are based on participants’ account balances, as defined.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)
Except for the pre-2007 ESOT restrictions, participants may, at any time, direct their account balance (in even multiples of 1%) among the various investment fund options offered by the Plan.

Vesting

Each participant is immediately 100% vested in their own contributions, Employer contributions and Plan earnings thereon.   As of December 31, 2005, all amounts in ESOT accounts derived from Employer contributions to the ESOT Plan prior to March 1, 1998, were 100% vested.

Investment Options

Per Plan guidelines, participants may elect to have their contributions invested in any one or more of the following investment options.  Participants should refer to each fund’s prospectus for investment decision information.

•	TRP Equity Income Fund
•	TRP Growth Stock Fund
•	TRP Small-Cap Value Fund
•	TRP Equity Index 500 Fund
•	TRP Stable Value Fund
•	TRP Retirement Year Funds 2005-2045
•	PIMCO Total Return Admin Fund
•	Morgan Stanley International Equity B Fund
•	Artisan Small Cap Fund
•	Tradelink investments – common stocks and mutual funds
•	SEMCO Energy, Inc. common stock

Tradelink investments represent funds included in individual brokerage accounts as allowed by the Plan document.

Participant Loans

The Plan allows for participants to take a maximum of two loans at any one time against their accounts, excluding ESOT or company match assets.  Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 reduced by their highest outstanding Plan loan balances during the twelve months preceding the date of the loan, 100% of the value of their vested interest in their Elective Deferral, Employee After-Tax Contribution and Rollover Contributions Sub-accounts, or 50% of the value of their vested account balance.  The loans must be non-discriminatory and available to all eligible applicants on an equivalent basis.  Loans used to acquire or construct the borrower’s principal residence must be paid back within 360 months; all other loans must be paid back within 60 months of the loan date.  Loans must also bear a reasonable rate of interest which is defined in Plan documents as the prime rate plus 1%.  Interest rates for principle residence loans are set at the time the promissory note is generated; for all other loans, the interest rate is set as of the date the loan is requested.  As of December 31, 2006, loans had interest rates ranging from 5.0% to 11.5%, and mature at various dates up through March 19, 2020.  Loans are repaid primarily through payroll deductions.  Upon termination, a participant with an outstanding loan must elect to either pay the loan in full or default the loan.  A defaulted loan is netted against the participant’s account and is reported as a taxable distribution to the participant.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)
Payment of Benefits

On termination of service, participants may elect to receive either a lump-sum payment equal to the vested portion of their account or periodic installments or a combination of both.

The Plan allows participants to elect to withdraw current year dividends paid on SEMCO Energy, Inc. common stock held in their account.  SEMCO Energy, Inc. suspended payment of dividends effective third quarter 2004.  Therefore, in 2006, there were no participant withdrawals of dividends paid on SEMCO Energy, Inc. common stock.

Related-Party Transactions

During 2006, the Plan had transactions with T. Rowe Price, Trustee, and SEMCO Energy, Inc. that qualify as party-in-interest transactions.  T. Rowe Price is authorized under contract provisions, and by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control.  For the year ended December 31, 2006, purchases and sales with the Trustee totaled $16,421,652 and $14,430,079, respectively.  The amount invested in SEMCO Energy, Inc. common stock at December 31, 2006 and December 31, 2005 represents approximately 10.0 percent and 9.9 percent, respectively, of total Plan investments.  Participant loans also qualify as party-in-interest transactions.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation

Investment transactions are recorded on a trade-date basis.  Investments in marketable securities are reflected in the Statements of Net Assets Available for Benefits at fair value as determined by quoted market prices in an active market.  Common/collective trusts and other investments that have no quoted market price are stated at estimated fair value based on the fair value of underlying assets.  The estimated fair value of the investment in the T. Rowe Price Stable Value Common Trust Fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item.  The company stock is valued at its quoted market price.  Participant notes receivable are valued at cost, which approximates fair value.

Adoption of New Accounting Standard

Effective January 1, 2006, the Plan adopted the provision of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans with respect to fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund (the Fund), which is provided as a core investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.  The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes.

Net Investment Income (Expense)

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments, which consists of realized/unrealized gains and losses on these investments.

Administrative Expenses

Expenses for each fund are netted against investment income credited to the participants’ accounts.  Brokerage fees associated with maintaining Tradelink accounts, loan fees and redemption fees are paid by the participants.  The employer pays annual trustee fees and other administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

(3)	INVESTMENTS

All of the Plan’s investments are held by a trust-administered trust fund.  The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

	2006		2005
T. Rowe Price -
Stable Value Fund	$18,599,639		$19,495,676
Equity Income Fund	8,109,079		8,189,662
Growth Stock Fund	6,154,301		5,590,083
Small-Cap Value Fund	7,366,933		7,010,875
Retirement Year Funds 2005-2045	8,504,933		0
PIMCO Total Return Admin Fund	3,714,279		3,547,653
Morgan Stanley International Equity B Fund	4,652,656		4,094,399
SEMCO Energy, Inc. common stock	7,672,987	*	6,866,791	*

* Partially nonparticipant-directed investment

At December 31, 2006, the amount the Plan had invested in SEMCO Energy, Inc. common stock represented approximately 10.0% of total investments and is reported at the fair value of $7,672,987 based on a closing price per share of $6.10.  At December 31, 2005, the amount the Plan had invested in SEMCO Energy, Inc. common stock represented approximately 9.9% of total investments and was reported at the fair value of $6,866,791 based on a closing price per share of $5.62.  As of June 27, 2007, the closing price per share is $7.83.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)
In 2006, the Plan reported an increase in the fair value of investments of $4,453,702, consisting of increases in the fair value of mutual funds of $3,400,190, SEMCO Energy, Inc. common stock of $594,290, Tradelink common stocks of $357,438, and Tradelink mutual funds of $101,784.

(4)	NONPARTICIPANT-DIRECTED INVESTMENTS

As discussed in footnote (1) above, certain shares of SEMCO Energy, Inc. common stock derived from the former SEMCO Energy, Inc. Employee Stock Ownership Plan and Trust (ESOT) are restricted as to diversification and, therefore, are considered nonparticipant-directed investments.  Information about the net assets and the significant components of the changes in net assets relating to these nonparticipant-directed ESOT investments is as follows:

	Decemer 31,
	2006	2005
Net Assets:
SEMCO Energy, Inc. common stock	$2,524,749	$2,421,551

	Year Ended
	December 31,
	2006
Changes in net assets:
Contributions	$0
Dividends	0
Net appreciation in fair value	198,668
Benefits paid to participants -
Shares distributed	(7,300)
Shares sold and cash distributed	(16,763)
Nonvested shares forfeited	(1,363)
Transfers to participant-directed investments	(70,044)
	$103,198

(5)	INCOME TAX STATUS

The Internal Revenue Service has determined and informed SEMCO Energy, Inc. by letter dated October 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore not subject to tax under present income tax laws.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)
(6)	RISKS AND UNCERTAINTIES

The Plan provides for various investment options whose underlying investment securities include stocks, bonds, fixed income securities and other investments.  Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

(7)	PLAN TERMINATION

Although it has not expressed any intent to terminate the plan, the Employer has the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA.  In the event of termination of the Plan by the Employer, all participant accounts are 100 percent vested.  The Plan administrator shall then direct the Trustee to:

i.
Continue to hold the assets allocated to each participant in the Trust Fund in accordance with the provisions of the Plan without regard to termination until all funds have been distributed in accordance with the Plan, or

ii.	Immediately distribute to each participant his allocated share of the Trust Fund.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)

(8)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$77,180,429	$69,805,118
- Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006	(159,450)	0
- Benefits paid allocated to withdrawing participants at December 31, 2005	0	(29,264)
Net assets available for benefits per the Form 5500	$77,020,979	$69,775,854

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2006
Net increase per the financial statements	$7,375,311
- Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006	(159,450)
- Benefits paid allocated to withdrawing participants at December 31, 2005	29,264
Net increase per the Form 5500	$7,245,125

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

(9)	NONEXEMPT TRANSACTIONS

During the Plan year ended December 31, 2006, the Company erroneously failed to timely remit certain employee deferrals to the Plan aggregating $405.  This transaction constituted a prohibited transaction as defined by ERISA.  The Company has taken the appropriate steps to correct the situation.

SEMCO ENERGY, INC. 401(K) PLAN (PLAN 006)
(38-2144267)

STATEMENT ATTACHED TO AND MADE PART OF
FORM 5500, ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN,
FOR THE PLAN YEAR ENDED DECEMBER 31, 2006

SCHEDULE H, LINE 4A - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
Participant		Contributions	Contributions	Corrected
Contributions		Corrected	Pending	Under
Transferred	Contributions	Outside	Correction	VFCP and
Late to Plan	Not Corrected	VFCP*	or in VFCP	PTE 2002-51

$405	None	None	$405	$405

* Voluntary Fiduciary Correction Program (DOL)

SEMCO ENERGY, INC. 401(K) PLAN (PLAN 006)
(38-2144267)

STATEMENT ATTACHED TO AND MADE PART OF
FORM 5500, ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN,
FOR THE PLAN YEAR ENDED DECEMBER 31, 2006

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

					(e) Current
(a)	(b) Identity of Issue, Borrower, etc.	(c) Description of Investment	(d) Cost		Value

	Registered investment companies
*	T. Rowe Price	Equity Income Fund	**		$8,109,079

*	T. Rowe Price	Growth Stock Fund	**		6,154,301

*	T. Rowe Price	Small-Cap Value Fund	**		7,366,933

*	T. Rowe Price	Equity Index 500 Fund	**		2,694,171

*	T. Rowe Price	Retirement Year Funds 2005-2045	**		8,504,933

	PIMCO	PIMCO Total Return Admin Fund	**		3,714,279

	Morgan Stanley	Morgan Stanley International Equity B Fund	**		4,652,656

	Artisan	Artisan Small Cap Fund	**		2,538,713

	Common/Collective trusts
*	T. Rowe Price	Stable Value Fund	**		18,599,639

	Common stock
*	SEMCO Energy, Inc.	SEMCO Energy, Inc. common stock	$10,540,393	***	7,672,987	***

	Loans
*	Participant Loans	Rates of interest from 5.0% to 11.5%	**		1,684,182

	Other investments (broker accounts)
	Various	Tradelink Acct. - Common Stocks	**		3,674,002

	Various	Tradelink Acct. - Mutual Funds	**		1,648,677

					$77,014,552

	* Party-in-interest
	** Not required per Department of Labor reporting for 100% participant-directed investments.
	*** Partially nonparticipant-directed investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMCO Energy, Inc. 401(k) Plan

Dated: June 28, 2007	By:	/s/ Steven W. Warsinske

Steven W. Warsinske Vice President and Controller

EXHIBIT INDEX
Form 11-K
Year ended December 31, 2006

Exhibit No.	Description	Filed Herewith

23.1	Consent of Independent Registered Public Accounting Firm	x
23.2	Consent of Independent Registered Public Accounting Firm	x